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Kris Edwards

Customer Experience and Business Process Transformation
Consultant

Greater Detroit Area

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iCareAdvisors

 Michigan State University -
Eli Broad College of...

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 241 connections

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Experience

Partner, Consultant

iCareAdvisors

Oct 2008 – Present · 10 yrs 5 mos
Greater Detroit Area and Greater Lexington Areas

Engagement leader for customer-focused consulting activities, working with clients and
organizations to optimize relationships and experiences with their customers through strategy
development, process and program analysis, enabling technologies, performance
management, organizational transformation and financial analysis.

Sales and Business Development Leader

Xerox (formerly Affiliated Computer Services)

May 2003 – Sep 2008 · 5 yrs 5 mos

Global information technology and business process management outsourcing and consulting
services experience, Developed skill areas: customer service, sales and client management,
and M&A experience across multiple industries and geographies. Executed the following: client
management, business and strategy development, executive communications, con... See more

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Client Account Management and Business Solutions Development

Hewlett-Packard (formerly Electronic Data Systems)

1985 – Apr 2003 · 18 yrs

Global information technology and business process management outsourcing services
experience, Developed skill areas: client account operations, sales, and business development
experience across multiple industries and geographies. Executed the following: client
management, business and strategy development, executive communications, con... See more

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Materials Analyst

Williams International

1984 – 1985 · 1 yr
Commerce Township, Michigan

Material planning activities for parts/assemblies requiring both inside manufacturing and
outside processing for missile turbine engine production. Assigned group of materials included
vanes, seals, and rings. Coordinated with Purchasing and Industrial Engineer teams to
maximize material handling efforts.

Education



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Bachelor's Degree, Materials and Logistics Management (Supply Chain), Purchasing and Physical Distribution/Transportation
1980 – 1984
Activities and Societies: Alpha Chi Omega, Student Services - Freshman Receptions

Licenses & Certifications

Project Management Simplified
LinkedIn
Issued Oct 2016 · No Expiration Date
See Credential

Volunteer Experience

Co-Chair, Women's Program
Christ The Redeemer Catholic Church
Dec 2009 – Present • 9 yrs 3 mos





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